Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) and related Prospectus of CRH America, Inc., CRH America Finance, Inc. and CRH plc for the registration of debt securities by CRH America, Inc. and CRH America Finance, Inc. guaranteed by CRH plc and the registration of warrants, purchase contracts, units, preference shares, ordinary shares or income shares by CRH plc and to the incorporation by reference therein of our reports dated February 27, 2019, with respect to the consolidated financial statements of CRH plc, and the effectiveness of internal control over financial reporting of CRH plc, included in its Annual Report (Form 20-F) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Dublin, Ireland

April 12, 2019